
July 13, 2010

DCT Industrial Trust, Inc.
518 Seventeenth Street
8th Floor
Denver, CO 80202

> **Re:  DCT Industrial Trust, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-33201**

Dear Mr. Stuart B. Brown:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Investments in Unconsolidated Joint Ventures, page F-12

1.  In your Consolidated Statement of Operations, you have reported an impairment of certain investments in unconsolidated subsidiaries in 2009, and the impairment of both long lived assets and investments in unconsolidated subsidiaries in 2008.  Please expand your disclosures to include descriptions of the impaired assets or investments, the facts and circumstances leading to the impairment, the methods and inputs for determining the fair value, and corresponding disclosures for nonrecurring fair value measurements based on their classification within the fair value hierarchy.

<u>Note 4 – Investments in and Advances to Unconsolidated Joint Ventures, page F-21</u>

2.     We note in various transactions that you have contributed properties to unconsolidated joint ventures and recognized a gain.  We also note that you have provided financing and additional contributions to certain properties.  Please confirm your compliance with the guidance in FASB ASC 970-323-30-4.

<u>Note 6 – Financial Instruments and Hedging Activities, page F-30</u>

3.     You indicate that you have valued your derivatives using Level 2 and Level 3 inputs within the fair value hierarchy.  In Management's Discussion and Analysis of Financial Condition and Results of Operations, Fair Value (page 44), you indicate that you determined that in 2009, due to the significance of credit valuation adjustments, you believed a change in classification from Level 2 to Level 3 was appropriate.  In future filings, please clarify your disclosures of the fair value hierarchy classification for recurring fair value measurements for each period presented, and ensure that your disclosures present all required elements of FASB ASC 820-10-50-1 and 820-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief